(Reference Translation)

(For reference)

May 11, 2016

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Wednesday, June 15, 2016

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2016 (April 1, 2015 through March 31, 2016) and report by Accounting Auditors and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2016.

Resolutions:

Proposed Resolution 1:	Election of 11 Members of the Board of Directors

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors